John D. Piller, Sr.
Director, Associate General Counsel
8400 Andrew Carnegie Blvd.
Charlotte, NC 28262

TIAA.org

April 5, 2022

VIA EDGAR TRANSMISSION

Michael Kosoff, Senior Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

TIAA-CREF Life Separate Account VA-1 (“Registrant”)

TIAA-CREF Life Insurance Company (“Depositor”)

TIAA-CREF Life Insurance Company Single Premium Immediate Variable Annuity

Form N-4 (File Nos. 333-46414 and 811-08963)

Dear Mr. Michael Kosoff:

Pursuant to our call of March 4, 2022, related to the Registrant’s 485(a) filing dated January 11, 2022, Post-Effective Amendment No. 22 under the Securities Act of 1933 (“1933 Act”) and Amendment No. 47 under the Investment Company Act of 1940 (“1940 Act”), set forth below are the comments discussed and our responses thereto, including attached Exhibits A and B.

In addition, the Key Information Table (“KIT”) and Fee Table (attached Exhibits A and B, respectively) show how the information will be reflected in the TIAA-CREF Life Insurance Company Single Premium Immediate Variable Annuity statutory prospectus. To the extent certain financial information is not currently available at the time of this response, the financial information is bracketed with estimated financials based on prior financial history.

In addition, we would greatly appreciate receipt of any feedback to our responses by early April 2022, in order to give us sufficient time to respond to any further questions by the Staff, should it be necessary, and to file the 485(b) in a timely manner.

Comment 1. On the Cover Page, please consider deleting the “Free Look” information on the Cover Page since the contract is no longer available for sale.

Response: We prefer to keep the disclosure on the Cover Page; in the event we should make this product available for sale to new investors.

Comment 2. In the KIT under Ongoing Fees and Expenses, under Investment Options, please state the basis for the charge for the investment option.

Response: We have added a footnote to the Investment Options, which reflects the basis for the charge. This is reflected in the KIT attached as Exhibit A.

Comment 3. In the KIT under Ongoing Fees and Expenses, under the Base Contract Annual Fee, generally we prefer not to see footnotes to describe fee waivers and to provide the current annual fees. It seems the current Base Contract Annual Fee Minimum and Maximum fee is 0.60%.

Response: We have removed the footnote and revised the Annual Base Contract Fee consistent with the comment above and provided 0.60% for both the Minimum and Maximum Fee. This is reflected in the KIT attached as Exhibit A.

Comment 4. In the legend under “Ongoing Fees and Expenses” in the KIT, please consider deleting reference to the bolded language “which could add withdrawal charges that substantially increase costs” and footnote, rather than include the bolded language and stating in the footnote that it does not apply.

Response: We have deleted the referenced bolded language and footnote. This is reflected in the KIT attached as Exhibit A.

Comment 5. Under the heading “Annuity Phase,” please consider whether the second sentence is too strong since a variable fixed period payout can be commuted.

Response: We have amended the referenced sentence consistent with the comment above as follows:

“Since your single premium payment is applied to provide immediate income, the Contract does not have an accumulation phase. Generally, there is no opportunity to withdraw from your account value other than through selecting an income option or under, certain circumstances, opting for a commuted value lump sum payout under a guaranteed period annuity or fixed-period annuity (see, below “Receiving a Lump-Sum Payment”).”

Please note, we have also revised the disclosure on page 13 of the prospectus under “Contract Options” at the end the paragraph following the discussion of each contract option as follows:

“Generally, there is no opportunity to withdraw from your account value other than through selecting an income option or under, certain circumstances, opting for a commuted value lump sum payout under a guaranteed period annuity or fixed-period annuity (see, below, “Receiving a Lump-Sum Payment”).”

Comment 6. In the Fee and Expense Tables, please bold the preceding introductory narrative to each table.

Response: In the Fee and Expense Tables, we have bolded the introductory narrative to each table. This is reflected in attached Exhibit B.

Comment 7. In the Expense Example, please explain supplementally whether the 10-year and 20-year examples would show different figures and if so, why.

Response: The Expense Examples for the 10-year and 20-year guarantee periods (as shown in attached Exhibit B) are based on the length of the annuity income guarantee periods. Income payments begin at the end of year one. In general, both scenarios have the same expense charge in percentage terms, but a contract with a 20-year guarantee period vs. a 10-year guarantee period provides lower periodic payments, therefore the remaining deemed account value would be greater, which would lead to a higher dollar cost of expense charges over time, as shown in the Expense Examples.

Comment 8. The Expense Example should show the maximum fees. Please revise the footnote to show the maximum Annual Contract Fee of 1.20% and not the current fee of 0.60%.

Response: We have revised the Expense Example and footnote to show the Maximum Annual Contract Fees of 1.20%. This is reflected in attached Exhibit B.

Comment 9. In the heading “Principal Risks of Investing In the Contract” under “Risks of Loss” since this is an immediate annuity, please revise the parenthetical in the first sentence to reflect the risk that your investments and income payments may decline in value or underperform your expectations.

Response: We have revised the sentence and parenthetical under “Risk of Loss” consistent with the comment above as follows:

“The Contract is subject to market risk (the risk that your investments and income payments may decline in value or underperform your expectations).”

Comment 10. In the heading “Principal Risks of Investing In the Contract” under “Not A Short Term Investment”, please also discuss the lack of redeemabilty for fixed payouts and life contingent payouts.

Response: We have revised the disclosure under “Not A Short Term Investment” consistent with the comment above as follows:

“Not a Short-Term Investment. This Contract is not appropriate as a short-term investment. It is also not appropriate for an investor who needs ready access to cash, since as a single premium annuity there is no accumulation phase. Generally, there is no opportunity to withdraw from your account value other than through selecting an income option or under, certain circumstances, opting for a commuted value lump sum payout under a guaranteed period annuity or fixed-period annuity (see, below “Receiving a Lump-Sum Payment”).”

Comment 11. Under the section “Purchasing the Contract and Remitting Premium” if there are any minimum or maximum age limits, please disclose them.

Response: We revised the prospectus consistent with the comment above under the heading “Purchasing the Contract and Remitting Premium as follows:

“The Premium. You may be eligible to purchase a Contract if you are between the age of 18 and 90 years old. We will issue you a contract as soon as we receive in Good Order at our Administrative Office your complete and accurate application.”

Comment 12. Please note Form N- 4 requires is to disclosure of any material state variations. So to the extent that material is different from significant, please be sure that any material variations are disclosed.

Response: We revised the prospectus disclosure under the heading “Contract Variations” consistent with the comment above as follows:

Contract Variations. There are no material state variations of the same Contract type from one state-specific contract to another state specific contract in terms of features, benefits and charges.

Comment 13. In the Fund Appendix, please identify each Portfolio Company subject to an expense reimbursement or fee waiver arrangement and provide a footnote stating that their annual expenses reflect temporary fee reductions. See instruction 4 to Item 17.

Response: In “Appendix A — Funds Available Under The Contract”, we intend to add a footnote to each Fund, to the extent the Fund has an expense reimbursement or fee waiver arrangement to their annual expenses, stating their annual expenses reflect a temporary fee reduction.

Comment 14. In the Statement of Additional Information (“SAI”), under the section “Registration Statement”, please make clear that all material rights and obligations under the Contract are disclosed in the prospectus.

Response: We have revised the SAI disclosure under the heading “Registration Statement” consistent with the comment above as follows

A registration statement has been filed with the Securities and Exchange Commission (“SEC”), under the 1933 Act, and all material rights and obligations with respect to the Contracts are disclosed in the prospectus.

Comment 15. In Part C, under Item 34. Fee Representation, please amend the disclosure to reflect the depositor is TIAA CREF Life Insurance Company and not Teachers Insurance and Annuity Association of America.

Comment. We have amended the disclosure consistent with the comment above as follows:

Item 34. Fee Representation. TIAA-CREF Life Insurance Company (“TIAA Life”) represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by TIAA Life.

If you have any questions about our responses above, please do not hesitate to contact me at 704-988-568.

Very truly yours,

/s/ John D. Piller, Sr.

John D. Piller, Sr.

Exhibit A

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

	FEES AND EXPENSES			Location in Prospectus
Charges for Early Withdrawals	None			Contract Options
Transaction Charges	None			Changing Investment Accounts and Income Change Methods
Ongoing Fees and Expenses (annual charges)

The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

	Annual Fee	Minimum	Maximum
	Base Contract[1]	0.60%	0.60%	The Contract Charges
	Investment Options (Underlying Fund fees and expenses)[2]	[0.09%]	[0.60%]	Other Charges and Expenses Appendix A — Funds Available Under the Contract

	Optional benefits available for an additional charge (for single optional benefit, if elected)[3]	None	None	The Contracts We Offer and Income Options
[1] Deducted daily as a percentage of average account value. [2] As a percentage of fund average net assets. [3] There are no optional benefits available under the Contract.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract.

	Lowest Annual Cost: $ [1,322]		Highest Annual Cost: $ [1,937]

Assumes:

• Investment of $100,000

• 5% annual appreciation

• Least expensive combination of underlying fund fees and expenses

• No optional benefits

• No sales charges

• No additional purchase payments, transfers or withdrawals

Assumes:

• Investment of $100,000

• 5% annual appreciation

• Most expensive combination of underlying fund fees and expenses

• No optional benefits[1]

• No sales charges

• No additional purchase payments, transfers or withdrawals

[1] There are no optional benefits available under the Contract.
RISKS				Location in Prospectus
Risk of Loss	• You can lose money by investing in your Contract, including loss of principal.			Principal Risks of Investing In the Contract
Not a Short-Term Investment	• The Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.			Principal Risks of Investing In the Contract
Risks Associated with Investment Options

• An investment in the Contract is subject to the risk of poor investment performance. Performance can vary depending on the performance of the investment options that you choose under the Contract (e.g., underlying funds).

• Each investment option (including any fixed account investment option) has its own unique risks.

• You should review the investment options before making an investment decision.

Principal Risks of Investing In the Contract
Insurance Company Risks

• An investment in the Contract is subject to risks related to TIAA, and any obligations, guarantees or benefits of the Contract are subject to TIAA’s claims-paying ability. More information about TIAA, including its financial strength ratings, is available upon request by visiting our website at: tiaa.org/public/.

Principal Risks of Investing In the Contract
RESTRICTIONS				Location in Prospectus
Investments	• We have adopted policies and procedures to discourage market timing and frequent transaction activity.

Transfer Policies

Regarding Market

Timing and Excessive

Trading

Transfer Policies

Regarding Market

Timing and Excessive

Trading

Adding and Closing

Accounts or Substituting

Funds; Adding or

Deleting Contract

• We have limited the number of transfers and exchanges permitted into or out of an investment account.
• We reserve the right to add or close investment accounts, substitute another fund or other investment vehicles or combine investment accounts..

Options or Income Methods
Optional Benefits	• There are no optional benefits associated with the Contract.	Benefits Available Under the Contract
TAXES		Location in Prospectus
Tax Implications

• You should consult with a tax professional to determine the tax implications of an investment in and purchase payments received under the Contract.

• Generally, you are not taxed until you begin receiving income payments from the income option you selected under Contract.

• Income payments you receive from the income option you selected will be subject to ordinary income tax and may be subject to tax penalties if taken before age 59 1⁄2.

• Premium taxes may apply.

Possible Adverse Tax Consequences. Tax Matters Tax Matters Premium Taxes
CONFLICTS OF INTEREST		Location in Prospectus
Investment Professional Compensation

• Your investment professional may receive compensation for selling this Contract to you, in the form of an additional cash benefit (e.g., a bonus). Accordingly, your investment professional may have a financial incentive to offer or recommend this Contract over another investment.

Conflicts of Interest
Exchanges

• Some investment professionals may have a financial incentive to offer you a new contract in place of the one you already own. You should only exchange your Contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable for you to purchase the new contract rather than continue to own the existing contract.

Conflicts of Interest

Exhibit B

Fee and Expense Tables

The following tables describe the fees and expenses that you will pay when buying and owning the Contract. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses that you will pay at the time that you buy the Contract or transfer Contract value between investment options. State premium taxes may also be deducted.

Transaction Expenses

Charge
Sales Load Imposed on Purchases (as a percentage of premiums)	None
Deferred Sales Load (or Surrender Charge) (as a percentage of premiums or amount surrendered, as applicable)	None
Exchange Fee	None

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including Fund fees and expenses).

Annual Contract Expenses

Charge
Administrative Expenses	None
Base Contract Expenses (as a percentage of average account value) without waiver	1.20%
Base Contract Expenses (as a percentage of average account value) with waiver[1]	.60%

1. TIAA Life has waived 0.60% of the Mortality and Expense Risk Charge, which reduces the Total Annual Base Contract Expenses to 0.60%. TIAA Life will provide at least three months’ notice to you before it raises these charges above 0.60%.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. A complete list of the Funds available under the Contract, including their annual expenses, may be found in this prospectus under: Appendix A - “Funds Available Under The Contract”.

Annual Fund Expenses

	Minimum	Maximum
Expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses (before fee waiver/expense reimbursements)	[0.09%]	[0.69%]
Expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses (after fee waiver/expense reimbursements1)	[0.09%]	[0.60%]

1 [Certain Funds, including the Fund with the maximum total annual fund operating expenses (before fee waiver/expense reimbursements), are subject to an expense reimbursement arrangement between such Fund and the investment adviser, which is expected to continue until at least ___, 20XX.]

EXAMPLE

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual Contract expenses, and Annual Fund Expenses.

These Examples assume a male, age 65 has elected to receive income payments beginning in year 1. The first Example represents $100,000 invested in a Contract with a life income option and a 10-year guarantee, and the second Example represents $100,000 invested in a Contract with a life income option and a 20-year guarantee, for the time periods indicated. Each Example also assumes a 5% return each year, assumes the most expensive Annual Fund Expenses and the least expensive Annual Fund Expenses, and assumes no elected optional benefits. A surrender option is not available under the Contract. Although your actual costs may be higher or lower, based on these assumptions, your cost would be:

Example 1:

Your Cost of Investing in the Contract [1,2]
	1 Year	3 Years	5 Years	10 Years
Lifetime Income with 10 Year Guarantee Period
Maximum Fund Expenses	[$1,937]	[$5,575]	[$8,890]	[$15,688]
Minimum Fund Expenses	[$1,322]	[$3,829]	[$6,143]	[$11,000]

1 This Example used the maximum contractual Annual Base Contract Charge (administrative expense charge and mortality and expense risk charge) of 1.20%.

2 A surrender option and optional benefits are not available under the Contract.

Example 2:

Your Cost of Investing in the Contract [1,2]
	1 Year	3 Years	5 Years	10 Years
Lifetime Income with 20 Year Guarantee Period.
Maximum Fund Expenses	[$1,937]	[$5,612]	[$9,013]	[$16,266]
Minimum Fund Expenses	[$1,322]	[$3,854]	[$6,229]	[$11,407]

1 This Example used the maximum contractual Annual Base Contract Charge (administrative expense charge and mortality and expense risk charge) of 1.20%.

2 A surrender option and optional benefits are not available under the Contract.